Exhibit 99.4

QIAGEN Reports Fourth-Quarter and Fiscal 2002 Year-End Results

Venlo, The Netherlands, February 18, 2003 - QIAGEN N.V. (Nasdaq: QGENF, Neuer Markt: QIA) today announced the results of operations for its fourth quarter and fiscal year ended December 31, 2002.

The Company reported that consolidated net sales for its fourth quarter increased 10% to $78.4 million, from $71.2 million for the same period in 2001. Reported operating income including one-time charges and related effects decreased 70% to $5.2 million from $17.1 million in the comparable period in 2001, and net income for the quarter decreased 84% to $1.8 million from $10.9 million in the same quarter of 2001. Excluding the effect of one-time items, operating income increased 6% to $15.9 million from $15.1 million in the comparable period in 2001. These one-time items consist of a previously announced charge of $10.8 million in 2002 related to the closure of QIAGEN’s Seattle facility, and effects related to the acquisition of the Sawady Group of companies of approximately $2.0 million in 2001. Net income excluding these items was unchanged at $9.7 million and diluted earnings per share were unchanged at $0.07 (based on 146.1 million average shares and share equivalents outstanding) compared to $0.07 (based on 145.1 million average shares and share equivalents outstanding).

Compared to the Company’s guidance for the fourth quarter 2002 as communicated on October 29, 2002, the reported consolidated net sales were in line with expectations and diluted earnings per share were higher than projected.

For fiscal 2002, net sales increased 13% to $298.6 million from $263.8 million in fiscal 2001. Including one-time charges and related effects, operating income decreased 19% to $43.2 million from $53.5 million in the comparable period in 2001, net income decreased 33% to $23.1 million from $34.4 million in 2001, and diluted earnings per share decreased 33% to $0.16 (based on 145.8 million average shares and share equivalents) from $0.24 (based on 145.1 million average shares and share equivalents). Excluding the effects of one-time charges operating income for fiscal 2002 increased 4% to $56.8 million from $54.4 million in 2001. These one-time charges consist of a $2.8 million charge related to the acquisition of GenoVision A.S. and subsidiaries in 2002, a charge related to the closing of QIAGEN’s Seattle facility of $10.8 million during 2002, and a net charge of $1.0 million related to the acquisition of the SAWADY group in 2001. Excluding these charges as well as a gain on the sale of a financial asset of approximately $1.4 million in 2001, net income decreased 2% to $33.3 million in 2002 from $33.9 million in 2001 and diluted earnings per share were flat at $0.23.

“While certain of our customer segments experienced reduced demand in 2002, we believe that the market has started to improve and that certain significant market segments are moving into phases of rapid growth. 2002 was a year of strategic momentum for QIAGEN in which we significantly expanded our technology and application base while focusing on our core market for nucleic acid handling, separation and purification. QIAGEN is addressing large, untapped and rapidly growing opportunities within the global life science industry. By offering its customers a powerful array of integrated technologies, QIAGEN is capturing markets once dominated by home-brew, traditional procedures. QIAGEN will continue to expand its leadership position to benefit its customers by offering a leading technology portfolio: from microfluidics and nanotechnology to industrial scale manufacturing. Today, QIAGEN is supplying an unparalleled breadth and depth of technologies to all areas in which nucleic acid handling, separation and purification is required. QIAGEN is well-positioned for the future as the most rapidly growing market segments involve unparalleled complexity in sample handling and purification and thereby require QIAGEN’s leadership and expertise. Scientists are increasingly benefiting from QIAGEN’s integrated systems and technologies that will allow them to harness the full power of coming generations of molecular biology techniques,” said Dr. Metin Colpan, QIAGEN’s Chief Executive Officer. “The demand for our technologies and products in research, genomics, molecular diagnostics and gene therapy is growing, and we believe that our market and technology leadership in these areas has further increased.”

Highlights of 2002:

QIAGEN expanded

•	Acquisition of GenoVision A.S. and subsidiaries, Norway, significantly expanded QIAGEN’s Magnetic Particle Technology product and instrumentation portfolio
•	Acquisition of Xeragon, Inc., a leading provider of products and services for synthetic RNA and RNAi
•	Completion of QIAGEN’s new North American Headquarters in Germantown, MD
•	Completion of the new production and office site in QIAGEN GmbH, Hilden, Germany

QIAGEN partnered:

•	Roche Molecular Systems agreement pursuant to which QIAGEN will develop and supply nucleic acid handling and purification instruments and consumables optimized for the Roche TaqMan diagnostic system
•	PreAnalytiX supply agreement with GlaxoSmithKline
•	Expansion of QIAGEN’s supply agreement with Affymetrix, Inc.
•	Alliance with Leica Microsystems AG targeting laser microdissection (LMD) applications
•	Global marketing agreement with EPOCH Biosciences, Inc. for MGB Eclipse™ probe systems for real time gene expression analysis

QIAGEN launched

•	The new clinical BioRobot MDx generation
•	The BioRobot M product line for medium-throughput nucleic acid sample preparation
•	The EZ1, the first of a fully automated low-throughput BioRobot generation
•	The SensiChip platform, a microarray technology for gene expression profiling developed together with Zeptosens AG.
•	The LiquiChip platform, developed in alliance with Luminex Corporation for the analysis of the chemistry, expression and interaction of proteins.
•	The PreAnalytiX PAXgene DNA system and various protocols for combined collection, stabilization and purification solutions
•	The first RNAi cancer oligo set
•	Approximately 20 other consumables products for nucleic acid handling separation and purification

QIAGEN increased efficiencies

•	lowered cost base by closing Seattle facility and leveraging US presences in Maryland and California
•	initiated cost reduction program in synthetic DNA business

QIAGEN will host a conference call at 9:30 am EST on February 19, 2003. A webcast of the conference call will be available at http://www.videonewswire.com/QIAGEN/021903.

QIAGEN N.V., a Netherlands holding company with subsidiaries in Germany, the United States, Japan, the United Kingdom, Switzerland, France, Italy, Australia, Norway, Austria and Canada, believes it is the world’s leading provider of innovative enabling technologies and products for the separation, purification and handling of nucleic acids. The Company has developed a comprehensive portfolio of more than 320 proprietary, consumable products for nucleic acid separation, purification and handling, nucleic acid amplification, as well as automated instrumentation, synthetic nucleic acid products and related services. QIAGEN’s products are sold in more than 42 countries throughout the world to academic research markets and to leading pharmaceutical and biotechnology companies. In addition, the Company is positioning its products for sale into developing commercial markets, including DNA sequencing and genomics, nucleic acid-based molecular diagnostics, and genetic vaccination and gene therapy. QIAGEN employs approximately 1,600 people worldwide. Further information on QIAGEN can be found at www.qiagen.com.

Certain of the statements contained in this news release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN’s products and markets and operating results are forward-looking, such statements are based on current expectations that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations and risks of dependency on logistics), variability of operating results, the commercial development of the DNA sequencing, genomics and synthetic nucleic acid-related markets, nucleic acid-based molecular diagnostics market, and genetic vaccination and gene therapy markets, competition, rapid or unexpected changes in technologies, fluctuations in demand for QIAGEN’s, products (including seasonal fluctuations), difficulties in successfully adapting QIAGEN’s products to integrated solutions and producing such products, the ability of QIAGEN to identify and develop new products and to differentiate its products from competitors, and the integration of acquisitions of technologies and businesses. For further information, refer to the discussion in reports that QIAGEN has filed with the U.S. Securities and Exchange Commission (SEC).

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Contacts:

Peer M. Schatz

Chief Financial Officer

QIAGEN N.V.

+49-2103-29-11702

e-mail: Peer.Schatz@QIAGEN.com

Dr. Solveigh Mähler

Manager Investor Relations

QIAGEN N.V.

+49-2103-29-11710

e-mail: Solveigh.Maehler@QIAGEN.com